

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Board of Directors and Stockholder of Associated Investment Services, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Associated Investment Services, Inc. identified the following provision of 17 C.F.R. §15c3-3(k) under which Associated Investment Services, Inc. claimed the following exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) exemption provision and (2)  Associated Investment Services, Inc. stated that Associated Investment Services, Inc. met the identified exemption provision throughout the most recent fiscal year, except as described in its exemption report.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company and referring securities transactions to other broker-dealers. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year, except as described in Associated Investment Services, Inc.'s exemption report.

Associated Investment Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements, as well as the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Associated Investment Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R.. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

*Wipfli LLP*

Wipfli LLP
Atlanta, Georgia
March 25, 2026



**AssociatedBank**
**Private Wealth**

# Exemption Report

Associated Investment Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii) and the Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k) throughout the most recent fiscal year, except as described below:

| **1st Quarter, 2025** | **Number of checks** | **Check amounts** |
|---|---|---|
| Brokerage check | 1 | $10,193.40 |
| **1st Quarter Total** | **1** | **$10,193.40** |

| | | |
|---|---|---|
| **Full Year 2025 Total** | **1** | **$10,193.40** |

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company and referring securities transactions to other broker-dealers, or providing technology or platform services. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year, except as described below:

| **3rd Quarter, 2025** | **Number of checks** | **Check amounts** |
|---|---|---|
| Non-registered fixed annuity check | 1 | $30,000.00 |
| **3rd Quarter Total** | **1** | **$30,000.00** |

| | | |
|---|---|---|
| **Full Year 2025 Total** | **1** | **$30,000.00** |

From January 1, 2025 through September 15, 2025, the Company accepted customer checks to purchase certain annuities payable to third-party insurance carriers, deposited them into Company-controlled bank accounts held at an affiliate bank, and then promptly transmitted (wired) the proceeds to the carriers in accordance with SEC guidance unless otherwise noted above.

I, M. David Kuipers, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: E-SIGNED by David Kuipers on 2026-03-25 10:10:40 CDT

Date: March 25, 2026

Title: President and CEO